

Mail Stop 3561

June 29, 2017

Via E-mail
Mr. Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
199 Bay Street, Suite 2000
P.O. Box 285, Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Canada

> **Re:** **Franco-Nevada Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 22, 2017**
> **Response dated June 14, 2017**
> **File No. 001-35286**

Dear Mr. Rana:

We have reviewed your June 14, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2017 letter.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies
(f) Royalty, Stream and Working Interests, page 11
(g) Working Interests in Oil and Gas Properties, page 12

1. In your response you state that you have developed and consistently applied a list of scenarios you consider when determining whether a project falls under the scope of IFRS 6 or IAS 16. However, the various scenarios you have provided occur at very different

times in the lifecycle of a mine and, in some cases, can be temporally distant from each other. Please tell us how, conceptually, the application of scenarios that have a wide timeframe of applicability results in consistent demonstrations of technical feasibility and commercial viability across a wide range of projects.

2.   In your response, you note several scenarios you consider when determining when assets have demonstrated technical feasibility and commercial viability. Please tell us how you evaluate and give weight to these scenarios in making your determination. For example, tell us whether multiple scenarios must be satisfied in order to demonstrate technical feasibility and commercial viability, or whether only one scenario need be satisfied to demonstrate technical feasibility and commercial viability. Tell us whether there are projects for which one or more of these scenarios have been met, but you have not moved the project from IFRS 6 to IAS 16, and explain the scenario(s) and how you considered it in making your determination(s) .

3.   One of the scenarios you note in your response is whether the property is in permitting. Please tell us why you believe there is a correlation between permitting and the demonstration of technical feasibility and commercial viability; specifically, tell us how obtaining a permit demonstrates either technical feasibility or commercial viability of the underlying project. Also, tell us how you consider situations in which an operator may initiate permitting – for strategic or local regulatory considerations – well in advance of the establishment of resources or reserves.

4.   In regards to the final scenario you noted in your response – "the property has a reasonable possibility of generating steady-state revenue for the Company in the next five years" – you state you have adopted this timeline to capture potential situations where the owner of a project has indicated that although mineral reserves and resources may exist, there is uncertainty with respect to the eventual development of the project due to, for instance, financing constraints or prioritization of other projects it may own, such that cash flow to the Company from such project is uncertain. These considerations appear to be beyond the demonstration of a project's technical feasibility and commercial viability (i.e., they are operator-specific business considerations involving the operator's ability and intent to develop them, which neither impact a project's technical feasibility nor its commercial viability) and therefore do not appear consistent with paragraph 5(b) of IFRS 6. Please modify your policy consistent with IFRS 6, or tell us why you believe the policy is consistent with IFRS 6. Also, tell us whether such a change in policy would have impacted your historical financial statements for the periods presented, and if so, quantify the impact.

5.   In your response, you state that in instances where technical feasibility and commercial viability may have been demonstrated in the past, but where changes in conditions have caused you to conclude the commercial viability of the project is in doubt, you consider and assess impairment under IAS 36, recognize any resulting impairment loss, and

reclassify the property as an exploration asset. Please clarify whether this results in an asset or other capitalized costs transferring from the scope of IAS 16 back into the scope of IFRS 6, and if so, tell us your basis under IFRS for doing so. Also, tell us whether this has occurred in the past three years and, if so, the circumstances surrounding the transfer and the amount of assets or capitalized costs transferred.

You may contact James Giugliano at (202) 551-3319, or myself at (202) 551-3769, with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining